             NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES

APRIL 2007 DISTRIBUTION AND PROVIDES UPDATE

TO TRUST TAX ISSUE

Calgary, AB – April 17, 2007 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) herein announces its distribution to be paid on May 15, 2007 in respect of income received by PET for the month of April 2007, for Unitholders of record on April 30, 2007, will be $0.14 per Trust Unit.  The ex-distribution date is April 26, 2007.  The April 2007 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $11.044 per Trust Unit.

The Trust has in place a hedging strategy designed to provide a degree of gas price certainty for approximately 40 percent of its production through to the end of winter 2008.  For the period from April 1, 2007 through March 31, 2008, the weighted average price on financial hedges and physical forward sales contracts for an average of 69,002 GJ/d is $8.20 per GJ.  The forward market for natural gas sales in Summer 2007 and November 2007 through March 2008 is currently trading at average prices of $7.33 and $8.73 per GJ at AECO, respectively.  In addition, PET has 40,000 GJ/d hedged at a price of $7.61 per GJ at AECO for the summer period of April through October 2008.  The forward market for April through October 2008 is currently trading at an average of $7.77 per GJ at AECO.  PET realized premiums of $8.5 million in March on financial contracts repurchased for the periods from April 2007 through March 2008.

Cold weather in the latter part of January and early February significantly reduced the year over year storage surplus and natural gas storage exited the winter withdrawal season below its 2006 level but approximately 25 percent above the five–year average.  PET will continue to closely monitor the market drivers with respect to near term natural gas prices and will proactively manage the Trust’s forward price exposure.

PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

PET is continuing to work to try to effect change to the Conservative government’s October 31, 2006 announcement with respect to the change in the tax treatment of existing Trusts effective January 2011.  Throughout this process, we have been extremely disappointed by actions of the Conservative government and the lack of action by elected Members of Parliament who have not responded to the concerns of thousands of Unitholders who have contacted them because they have been negatively impacted as a result of this issue.

The government’s proposed taxation plan has been extremely harmful to all Canadians and PET continues to urge all Unitholders to take action and contact their Member of Parliament, the Finance Minister and the Prime Minister directly.  Further, PET encourages all Unitholders to join the advocacy group that was formed to be the voice of concerned Canadians and individual investors, the Canadian Association of Income Trust Investors (“CAITI”). Unitholders and concerned Canadians can register online at the CAITI website at www.caiti.info.  Information is available on PET’s website as well as the Coalition of Canadian Energy Trusts (“CCET”) (www.canadianenergytrusts.ca) and CAITI websites to assist Unitholders in their efforts to gather facts, formulate opinions and voice concerns.

Although PET continues to believe that energy trusts should be exempt from the proposed legislation for many reasons outlined in the detailed report prepared by the CCET, PET encourages Unitholders to voice support for adoption of the recommendations of the Finance Committee, in the absence of the government accepting further input on this matter.  Your voice is important and we encourage Unitholders to ensure it is heard in respect of this significant issue.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A” and “PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

E-mail:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor